ADIRA ENERGY ANNOUNCES MANAGEMENT CHANGES

TORONTO, March 1, 2011 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) today announced that Yael Reznik Cramer has been appointed interim Chief Executive Officer of the Company, replacing Ilan Diamond, whose new position with the Company will be determined.

Effective immediately, Ms. Reznik Cramer will assume the position as interim CEO of Adira Energy, while a search for a permanent replacement is underway. Yael Reznik Cramer is VP Business Development of BRM Group, a major shareholder of Adira Energy. Yael currently sits on the boards of Backweb, Schema and Adira Energy. She is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem and an MBA from Tel-Aviv University.

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel. It has four petroleum exploration licenses; the Eitan, Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively on-shore in the Hula Valley of Northern Israel and, 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company has an agreement to farm in to 70% the Notera license adjacent to the Eitan license.

The Company has filed an independent technical report related to the Eitan license on www.sedar.com. The report, prepared by Petrotech Engineering Ltd. is entitled “Evaluation of the Interest of Adira Energy Corp. in License No.356 EITAN in the Hula Valley, Israel”, dated June 1, 2009 and is supplemented by a letter dated October 8, 2009.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Adira Energy Ltd. 120 Adelaide Street West, Suite 1204, Toronto, Ontario, M5H 1T1, Canada, Tel: +1.416.250.1955, Fax: +1.416.361.6455